                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                Amendment No.  2

                          MOORE PRODUCTS, INCORPORATED

                                     COMMON

                                CUSIP: 615836103

                               December 31, 1997




            Check the following box if a fee is being paid with this statement _

   (1)    Names of Reporting Persons S.S. or I.R.S.             Wachovia Corporation
  Identification Nos. of Above Persons                          56-1473727
   (2)    Check the Appropriate Box if a Member of a Group      (a)N/A
  (See Instructions)
                                                                (b)N/A
   (3)    SEC Use Only
   (4)    Citizenship or Place of Organization                  North Carolina
  Number of Shares Beneficially Owned by Each Reporting
  Person With
                   (5)    Sole Voting Power                                         143,515
                   (6)    Shared Voting Power                                             0
                   (7)    Sole Dispositive Power                                    143,515
                   (8)    Shared Dispositive Power                                      800

   (9)    Aggregate Amount Beneficially Owned by Each                               144,315
  Reporting Person
          (10)  Check if Aggregate Amount in Row 9 Excludes
          Certain Shares (See Instructions)
  (11)    Percent of Class Represented by Amount in Row 9                  5.6%
  (12)    Type of Reporting Person
          (See Instructions)                                                HC





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ITEM 7           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                 ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 The securities to which this report relates are held by Wachovia Bank, NA (IRS Identification number 56-0927594) as trustee.

                 This filing should not be construed as an admission that the trustee or its parent, Wachovia Corporation, are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any securities covered by this statement.

ITEM 10          CERTIFICATION:

                 BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE:   February 11, 1998

     FOR:    Wachovia Corporation


     BY:     /s/ Ricky B. Nicks
             -----------------------------------------------
             Attorney-in-Fact
             Ricky B. Nicks, Executive Vice President
             Wachovia Operational Services Corporation
             (Authorized by a limited power of attorney executed February 12, 1996. Copy attached.)





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                          LIMITED POWER OF ATTORNEY

         The undersigned, on behalf of Wachovia Corporation, hereby constitutes and appoints Ricky B. Nicks, Executive Vice President, Wachovia Operational Services Corporation, as attorney in fact to execute and cause to be filed from time to time with the United States Securities and Exchange Commission (the "Commission") in the name, place and stead of Wachovia Corporation, reports pursuant to Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended, and to the rules and regulations thereunder, as to beneficial ownership of securities. This power shall remain in force until revoked and may be relied upon by the Commission as being in force until it is notified in writing of such revocation.

         IN WITNESS WHEREOF, the undersigned has herewith set his hand on the 12th day of February, 1996.

                                               WACHOVIA CORPORATION


                                               By:  /s/ L. M. Baker, Jr.
                                                   ---------------------------
                                                        L. M. Baker, Jr.
                                                        President and
                                                        Chief Executive Officer

Attest:

/s/ Alice Washington Grogan
---------------------------
Secretary


(Corporate Seal)

STATE OF NORTH CAROLINA
COUNTY OF FORSYTH

         On this 12th day of February, 1996, personally appeared before me the said named L. M. Baker, Jr., President and Chief Executive Officer of Wachovia Corporation, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged he executed the same and being duly sworn by me, made the oath that the statements in the foregoing instrument are true.

My commission expires:    October 23, 1999         .
                      -----------------------------


                          /s/ Vickie M. Hampton
                          ---------------------
                          Notary Public

(Official Seal)





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